

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2018

Via E-Mail

Stuart M. Cable, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210

> **Re:** **Foundation Medicine, Inc.**
> **Schedule 13E-3 filed by Foundation Medicine, Inc.**
> **Filed July 2, 2018**
> **File No. 005-87922**
>
> **Schedule 14D-9 filed July 2, 2018**
> **SEC File No. 005-87922**

Dear Mr. Cable:

We have limited our review of the filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Please revise your disclosure to include the information required by Item 1013(b) and instruction 3 therefor. We note that the cross-references included in your Schedule 13E-3 do not appear to refer to such required disclosure either in your Schedule 14D-9 or in the offer document.

Schedule 14D-9

Reasons for the Recommendation of the Special Committee, page 26

2.   Your fairness determination addresses stockholders unaffiliated with Roche Holdings. In doing so, you have included within the security holders as to whom you must make a fairness determination affiliates: *for example*, all of your officers and directors. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

3.   Revise your disclosure address how any filing person relying on the Goldman Sachs opinion was able to reach the fairness determination as to unaffiliated security holders given that the opinion addresses fairness with respect to the holders other than Roche Holding Ltd and its affiliates, rather than all unaffiliated security holders.

4.   We note that the special committee and the board considered the opinion of Goldman Sachs and that the board considered the determination of the special committee regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the special committee adopted the financial advisor's analysis and opinion and whether the Board adopted the special committee's analysis and recommendation.

Opinion of the Special Committee's Financial Advisor, page 30

5.   Please revise to disclose the data underlying the results described in each analysis and show how that information resulted in the values disclosed. For example, disclose (i) the enterprise value and 2020E revenue for each comparable company that is the basis for the results disclosed on page 33 with respect to the Selected Companies Analysis, and (ii) the data used in the discounted cash flow analysis.

6.   Refer to the Selected Companies Analysis. Disclose whether Goldman Sachs calculated a range of implied equity values based on this analysis. If Goldman Sachs did not make such a calculation revise this section to explain why it did not and revise the section "Reasons for the Recommendation of the Special Committee…" to disclose how the special committee and board considered the absence of such range of values.

7.   With a view toward revised disclosure, tell us why the fee payable to Goldman Sachs is estimated rather than definite.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions